Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Revenue Growth Continues with US$1,793,071 in Q1 2024

Vancouver, B.C. Canada, May 30, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced today its unaudited condensed interim financial results for the quarter ended March 31, 2024. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights Q1 2024 include:

●	Total Revenue of $1,793,071 an increase of 7% compared to Q1 2023 Total Revenue of $1,673,685
●	Direct Ad Tech Advertising Revenue of $1,695,140 an increase of 10% compared to Q1 2023 Direct Ad Tech Advertising Revenue of $1,538,046.
●	Programmatic Ad Tech Advertising Revenue of $78,715, an increase of 16% compared to Q1 2023 Programmatic Advertising Revenue of $68,070.
●	Sales and Marketing expenditure of $327,523, from $327,522 in Q1 2023
●	Non-Capitalized R&D expenditures of $889,440, an increase of 19% from $744,333 in Q1 2023.
●	Net loss after tax of ($719,583), an improvement of 33% compared to a net loss after tax ($1,066,612), in Q1 2023.
●	Adjusted EBITDA of ($543,289) compared to Adjusted EBITDA of ($796,915) in Q1 2023.
●	Cash of of $874,981 and working capital of $2,698,684 as at March 31, 2024, compared to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023.
●	Free Cash Flow in Q1 2024 of ($599,096) compared to Free Cash Flow of ($46,996) in the prior year.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedarplus.com website.

“We’re proud of the revenue growth and financial improvements achieved in Q1 2024”, stated Jason Williams, Kidoz CEO. “The digital advertising landscape continues to evolve in 2024 with a transition from the heightened activity seen during the pandemic. However, Kidoz has adapted its strategy and been successful refining our strategies to meet the changing market dynamics,” continued Williams. “The Kidoz contextual network remains the leading platform for engaging kids and families on mobile devices while creating robust user engagement and brand awareness for advertising partners. Kidoz’s financial results for Q1 2024 show good improvement over Q1 2023, with revenues up by 7% and losses reduced by 33%. Our first quarter results, which usually account for approximately 10% of our annual revenues, position the Company well for sustained growth throughout 2024. Despite the gradual normalization in ad spending, we see significant potential for brand advertising in mobile in-app media as it remains an underutilized channel in digital advertising strategies. Although comprehensive buying from brands on mobile games is still in its early stages, the groundwork is being laid, and we anticipate significant future growth in this area,” continued Williams.

“Major brands that historically relied on traditional media channels like television, radio, and print to reach young audiences are increasingly turning to digital solutions. Kidoz is at the forefront of this shift, enabling brands to connect with their target audiences safely and contextually through mobile devices. Our platform offers a secure and effective means for brands to communicate their messages, aligning with the latest trends in digital advertising.”

“Additionally, the regulatory landscape continues to see significant developments aimed at enhancing online child privacy protections in both the United States and Europe. These legislative efforts are expected to boost Kidoz’s market position, as our platform is designed to comply with stringent privacy standards and is not a target of policies limiting the usage of social media by children.

“Management is optimistic about the prospects for 2024, anticipating a strong year of growth driven by our strategic investments and the ongoing development of our technologies. We believe that Kidoz will continue to lead the mobile brand and performance advertising market for kids and families, delivering innovative solutions that set us apart from the competition,” concluded Jason Williams, Kidoz CEO.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Three Months ended March 31, 2024	Three Months ended March 31, 2023

Loss after tax	$(719,583)	$(1,066,612)
Less :
Depreciation and amortization	108,052	139,287
Stock awareness program	-	18,492
Stock-based compensation	68,248	111,974
Gain on derivative liability – warrants	-	(51)
Interest and other income	(6)	(5)
Adjusted EBITDA	$(543,289)	$(796,915)

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163